SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

May 27, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

May 27, 2020

Company: LINE Corporation

Representative: Takeshi Idezawa, CEO

Stock Code: 3938 (First section of the Tokyo Stock Exchange)

Notice Regarding Change in Specified Subsidiary

LINE Corporation (hereinafter the “Company”), resolved at the meeting of Board of Director held today to transfer shares in LINE Digital Frontier Corporation, a consolidated subsidiary (hereinafter “LDF”), to Webtoon Entertainment Inc. (hereafter “ Webtoon Ent”). With this transaction, the Company expects to record income from the loss of control of LDF in the third quarter consolidated financial statement for the fiscal year ending December 2020.

1.	Background

LDF provides LINE Manga, a digital comic service in Japan market, while Naver Webtoon Corporation (hereafter “ Naver Webtoon”) provides WEBTOON, a digital comic service in South Korea and US markets. Both companies have agreed to integrate LINE Manga and WEBTOON services to strengthen relationships with aim to further expand on a global scale. In order to accomplish this goal, it has been decided that Webtoon Ent, as Naver Webtoon’s controlling company, will hold 100% ownership of LDF shares. The Company will allocate the transfer price of LDF shares to acquire Webtoon Ent shares, where the ownership ratio is expected to be 33.4%.

2.	Summary of Share Transfer

(1)	Company Name	: LINE Digital Frontier Corporation

(2)	Transferee	: Webtoon Entertainment Inc.

(3)	Date of transfer	: Scheduled for early August 2020

(4)	Percentage of transfer	: 70%

(5)	Income from loss of control	: In process of assessment

The final amount to be recorded will be determined after the transfer of shares in early August 2020 and the third quarter consolidated financial statement for the fiscal year ending December 2020. The expected amount of impact in connection to the net income attributable to the parent company’s shareholders is expected to be more than 30% of the average amount of the past five fiscal years.

(6)	Others	: Transfer price will not be disclosed due to confidentiality obligation with transferee.

3. Overview of the Changing Specified Subsidiary (LINE Digital Frontier Corporation)

(1) Company name	LINE Digital Frontier Corporation

(2) Location	4-1-6 Shinjuku, Shinjuku-ku, Tokyo

(3) Name and title of representative	Takeshi Idezawa

(4) Business	Digital Manga service leveraging telecommunications network and electronic technology

(5) Capital	JPY 100 M

(6) Date of establishment	July 2, 2018

(7) Principal shareholders and holding ratio	LINE Corporation: 70% Naver Webtoon Corporation: 30％

(8) Relationship between LINE Corporation and LINE Digital Frontier Corporation	Capital relationship	The Company owns 70% of LINE Digital Frontier Corporation.
	Personnel relationship	The Company’s executives serve jointly as directors at LINE Digital Frontier Corporation.
	Business relationship	There are business relationships, such as providing services, between the Company and LINE Digital Frontier Corporation.

(9) Earnings and financial position over the past 2 years

Fiscal year	FY12/2018	FY2019/2019

Revenues(Thousand Yen)	2,294,086	6,162,951

Profit from ordinary activities(Thousand Yen)	r392,362	2,261,531

Profit for the year(Thousand Yen)	r393,946	1,609,399

Basic earnings/ per share(Yen)	r39,394.61	160,939.91

Total assets (Thousand Yen)	14,455,414	18,059,182

Net assets(Thousand Yen)	8,903,867	10,513,266

Net assets per share(Yen)	890,386.75	1,051,326.66

Note:

1. Net income per share is calculated based on the average number of issued shares during the relevant period.

2. Net assets per share is calculated based on the total number of issued shares at the end of the period.

3. As LDF was established on July 2, 2018, consolidated operating results and consolidated financial positions for the most recent two periods are stated herein.

(Reference) Consolidated Earnings and Consolidated Financial Position Over the Past Recent Two Years

Fiscal Year	FY12/2018	FY12/2019

Revenues(Thousand Yen)	2,294,230	6,162,951

Profit from operating activities (Thousand Yen)	r419,830	2,232,554

Net income (Thousand Yen)	r419,788	1,590,295

Net income per share (Yen)	r41,978.81	159,029.49

Total assets(Thousand Yen)	14,680,740	18,268,642

Net assets (Thousand Yen)	9,099,669	10,690,587

Net assets per share (Yen)	909,966.93	1,069,058.69

Note:

LDF is an unlisted company and does not prepare a consolidated financial statement. The above consolidated earnings and consolidated financial positions represents a simple aggregation of this one subsidiary of the Company.

4.	Summary of Webtoon Entertainment Inc.

(1) Company name	Webtoon Entertainment Inc.
(2) Location	5750 Wilshire Blvd. Ste 640, LA, CA 90036
(3) Name and title of representative	CEO JUN KOO KIM
(4) Business	Internet Entertainment Service
(5) Capital	315,514.64 USD
(6) Date of establishment	September 9, 2016

5.	Impact on Business

LDF will change from a consolidated subsidiary to an equity-method affiliate of the Company with this transaction. The Company expects to record income from the loss of control of LDF in and the third quarter consolidated financial statement for the fiscal year ending December 2020. The impact of this transaction on the Company’s results will be promptly disclosed upon the completion of assessing the amount of impact.

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